Daniel K. Donahue

Tel 949.732.6557

Fax 949.732.6501

donahued@gtlaw.com

February 9, 2016

VIA EDGAR

Jennifer Gowetski, Esq.

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Reven Housing REIT, Inc. Amendment No. 8 to Registration Statement on Form S-11 Filed February 3, 2016 File No. 333-196282

Dear Ms. Gowetski:

On behalf of Reven Housing REIT, Inc., a Maryland corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please be advised that the Company is concurrently filing with the Securities and Exchange Commission (the “Commission”) via EDGAR an Amendment No. 9 (“Amendment No. 9”) to the Company’s Registration Statement on Form S-11 (the “Registration Statement”).

The Amendment No. 9 is being filed pursuant to two telephonic comments delivered by Jennifer Monck and Peggy Kim of the Commission staff to the undersigned on February 8, 2016. During that call, Ms. Monck requested that the Company file a new Exhibit 23.1 to include PKF’s consent to the reference to their firm under the caption “Experts” in the Amendment No. 8. The Amendment No. 9 includes the revised Exhibit 23.1. During the call, Ms. Kim requested that the Company include in the definitive prospectus (“Definitive Prospectus”) to be filed pursuant to Rule 424 under the Securities Act an outside termination date of the offering. On behalf of the Company, this will confirm that in the Definitive Prospectus the last sentence of the first paragraph on the cover page and the third sentence of the first paragraph under the caption “Plan of Distribution” of the prospectus made part of the Amendment No. 8 will be deleted in its entirety and replaced with the following, “If the minimum offering is completed by such date, the offering will continue until the earlier of all shares being sold, our decision to terminate the offering or December 31, 2016.”

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501

Jennifer Gowetski, Esq.

Division of Corporation Finance

February 9, 2016

The Company has endeavored to respond fully to each of the Staff’s comments. If you should have any questions about this letter or require any further information, please contact me at (949) 732-6557.

Sincerely,

/s/ Daniel K. Donahue
Daniel K. Donahue, Esq.

cc:	Reven Housing REIT, Inc.

PKF Certified Public Accountants, A Professional Corporation

Squar Milner LLP

Joseph A. Herz, Esq., Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
3161 Michelson Drive, Suite 1000 ■ Irvine, California 92612 ■ Tel 949.732.6500 ■ Fax 949.732.6501